A Year of Challenge and **Success**


CARLISLE

2009 Annual Report

Financial Summary

in millions, except share and per share data

Summary of Operations	**2009**	2008
Sales	**$ 2,380**	$ 3,110
Earnings before interest and income taxes	**207**	187
Income from continuing operations, net of tax	**152**	114
Net income	**$ 145**	$ 56
Weighted average shares (diluted, in thousands)	**61,234**	60,848
Earnings per share (diluted)		
Income from continuing operations	**$ 2.45**	$ 1.85
Net income	**$ 2.34**	$ 0.91
Dividends per share	**$ 0.63**	$ 0.60

Comparative Balance Sheet		
Assets		
Current assets	**$ 800**	$ 968
Property, plant and equipment, net	**482**	513
Other assets	**632**	595
Total	**$ 1,914**	$ 2,076
Liabilities and Shareholders' Equity		
Current liabilities	**$ 301**	$ 443
Long-term liabilities	**394**	539
Shareholders' equity	**1,219**	1,094
Total	**$ 1,914**	$ 2,076

Cash Flow		
Operating cash flow	**$ 447**	$ 274
Capital expenditures	**$ 48**	$ 68

To Our Shareholders



David A. Roberts,
Chairman, President & Chief Executive Officer

2009 was a challenging year as we encountered the most difficult economic period in recent memory. Our sales of $2,380 million were down 23%, compared to $3,110 million in 2008, and earnings before interest and income taxes (EBIT) were $207 million, an increase of 11% compared to $187 million in 2008. In spite of the sales decline we were able to increase our EBIT margins from 6.0% to 8.7% year-over-year and efficiently manage our businesses so that we generated $447 million in cash from operations. This enabled us to navigate through the economic storm of 2009 and exit the year in a very strong financial position. This excellent cash performance was the result of superb working capital management within each of our businesses. This cash enabled us to make long-term business investments such as the purchase of a new tire factory in Jackson, Tennessee, where we are consolidating three of our existing tire manufacturing plants into a world class facility that will allow us to serve our customers for years to come; the acquisitions of Jerrik and Electronic Cable Specialists, which expand our product offering, geographic reach and customer base in our interconnect technologies business; and the acquisition of the remaining interest in Japan Power Brake, allowing us to expand our global presence in our off-road braking business.

Our strong cash flow position also allowed us to reduce the borrowings against our revolving credit line and accounts receivable securitization program from $235 million at the end of 2008 to zero at the end of 2009. By reducing our dependence on this financing, we were able to decrease our 2009 interest expense by $19 million, as compared to the prior year. At the same time we contributed $53 million to our pension plans which has resulted in the qualified plan becoming funded. Our strong balance sheet and available credit lines poise us to take advantage of potential acquisitions and further invest in our core businesses while growing our revenue and expanding our earning margins. If there was ever a year not to be dependent upon the banks, 2009 was that year. Additionally, we increased our dividend to our shareholders for the 33rd consecutive year.

Five-Year Performance Graph

The table below shows how a $100 investment in Carlisle Companies Incorporated has grown over the five-year period ending December 31, 2009 as compared to a $100 investment in the S&P 500 Composite Index and the Peer Group Index.

The Peer Group Index includes Cooper Industries, Ltd., Crane Co., Danaher Corp., Dover Corp., Emerson Electric Co., General Electric, Harsco Corp., Illinois Tool Works Inc., Ingersoll-Rand Co., Ltd., ITT Corp., Parker Hannifin Corp., Pentair, Inc., Roper Industries, Inc., SPX Corp., Teleflex Inc., Textron Inc., and United Technologies Corp. The Company believes that these public companies have similar industrial characteristics and constitute an appropriate index.

	Carlisle	S&P 500	Peer Group
2004	$100.00	$100.00	$100.00
2005	$109.69	$104.91	$110.21
2006	$127.78	$121.48	$129.44
2007	$123.74	$128.15	$168.16
2008	$ 72.14	$ 80.73	$ 95.18
2009	$122.32	$102.10	$125.80

A significant contributor to improved margins during 2009, resulting in more than $20 million in cost savings, was the implementation of the Carlisle Operating System (COS). COS is our continuous improvement process that is based on lean principles and is quickly becoming ingrained in the Carlisle culture. 2009 was our first full year that COS was deployed enterprise-wide and is redefining the way we do business. Waste is being eliminated and efficiencies improved at every level, allowing us to increase our overall profitability. Our employees are becoming increasingly engaged in COS and have recognized that the role they play makes a significant difference in the overall success of Carlisle. In addition to the $20 million in cost savings, COS drove such significant change in our businesses that we were able to reduce factory space as our operations became more efficient and inventory requirements were reduced. In many cases we saw productivity increases of 20-30%, work-in-process inventory reductions of approximately 50% and square footage reductions of 50% due to COS. Improvements were not limited to production areas as COS enhanced new product development, engineering, purchasing, warranty, product rationalization and other areas. While we made progress in 2009, we are far from done. Similar savings are forecasted for 2010 as COS continues to change the way Carlisle does business.

Using COS methodologies we took a critical look at the utilization of our facilities and found that we could do more with less. During the past two years we completed the closure of ten Carlisle tire and wheel distribution centers, consolidating activities into our nine remaining centers. In the past twelve months, we closed two of our three California wheel plants, moving those operations into one facility in Ontario, California, and began the consolidation of six tire plants into three, with one of the remaining facilities being our new plant in Jackson, Tennessee. We consolidated two of our Chinese tire manufacturing facilities into our plant in Meizhou and closed one of our Buji plants. The Buji plant closure enabled us to transfer some of the products we were manufacturing in China back to our U.S. operations where our overall cost structure has become very competitive with Chinese manufacturing facilities.

The following graph shows a five-year comparison of cumulative total returns for Carlisle, the S&P 500 Composite Index and the Peer Group Index. All values assume the reinvestment of dividends.


Carlisle
S&P 500
Peer Group
$200
$175
$150
$125
$100
$ 75
$ 50
2004
2005
2006
2007
2008
2009

COS productivity gains also drove other facility closings. Two Carlisle Interconnect Technologies plants in Washington State ceased operations, one in Tukwila, which has already closed, and another in Vancouver, which is scheduled to close during the second quarter of 2010. Also, the industrial brake and friction plant in Logansport, Indiana, will close in mid-2010.

There was, however, a Trail King facility in Brookville, Pennsylvania, that we closed due to declining demand brought on by a slowing economy. The accumulated savings from all of the facility closings will be in excess of $40 million annually.

We were not able to find a viable buyer for Motion Control, our on-road heavy-duty friction and brake shoe manufacturer, which led to the liquidation of the business and brought an end to the operation's monthly losses and cash consumption.

During the first quarter of 2010, we announced the further streamlining of our operations by the reorganization of our businesses into five segments. This allows us to, again, do more with less. We have eliminated the management position of Group President and each segment will be managed by a simpler, smaller and more focused Executive Team. The new segments will be:

Carlisle Construction Materials

Carlisle Engineered Transportation Solutions

Carlisle Interconnect Technologies

Carlisle FoodService Products

Carlisle Specialty Products


Sales from Continuing Operations
in millions of $
2,126
2,493
2,812
3,110
2,380
2005 2006 2007 2008 2009
Income from Continuing Operations
in millions of $
142
185
221
114
152
2005 2006 2007 2008 2009
Operating Cash Flow
in millions of $
192
158
259
274
447
2005 2006 2007 2008 2009

Because the future will demand that we apply new ideas and approaches to all that we do, we continued to invest in our people during 2009. While other companies were cancelling or delaying development and training programs, we increased our emphasis on both. We are in the process of training all of our people in COS techniques, a strong area of focus for us throughout 2009.

While business levels dictated that we had to reduce our workforce in some areas, we increased the number of engineers that we employ. We feel that the future of our business hinges on new product development and designing products for specific markets and geographic regions.

We also continued to actively manage our company's health care costs in 2009 through a company-wide program we call the Carlisle National Medical and Wellness Plan. Through this plan our employees will manage their medical expenditures while taking advantage of preventative services. Additionally, we are increasing our employees' awareness of medical costs and focusing them on preventive strategies.

Though some very experienced Board members retired over the past eighteen months, we strengthened our Board with the addition of Robert Bohn, Terry Growcock, Gregg Ostrander and Robin Adams. They represent sitting CEOs and a CFO of strong global companies, most larger than our own. Each of them will be a vital resource as Carlisle grows, expands globally, continues to be acquisitive and becomes more profitable.

We continue to work to breed a culture of continuous improvement, while empowering and encouraging decision-making at the local company level, close to the customer and by those who know their markets best. However, we leverage our corporate size when it helps our businesses and have developed a corporate-wide system to share best practices for the benefit of all of our operations.

The Carlisle Operating System, our continuous improvement process based on lean principles, resulted in more than $20 million in cost savings during 2009 and is quickly becoming ingrained in the Carlisle culture.

The "5-15-30-15-100 Vision," introduced two years ago, remains our goal and becomes clearer with each step we take in building a better Carlisle. I believe our performance throughout 2010 and beyond will be dependent on our continued focus and execution of our five strategic priorities:

The Vision - Building a Better Carlisle

$5 billion in sales
15% operating margins
30% of revenue outside the United States
15% return on invested capital
100% free cash conversion rate

Our operating management has demonstrated tremendous commitment towards these corporate initiatives. And our employees in every Carlisle company have shown enormous initiative and enthusiasm in building Carlisle for the future during a very difficult year.

We have ambitious goals - but we are resolute and pragmatic in how we plan to achieve them. We thank our customers, dealers, suppliers and investors for the trust that they have placed in us. We are ready for the challenges of 2010 and beyond...and the growth that will come from them.



David A. Roberts
Chairman, President & Chief Executive Officer



Carlisle at a glance

Carlisle Engineered Transportation Solutions

Manufactures bias and radial tires, specialty wheels, power transmission belts, and off-highway braking and actuation systems for outdoor power equipment, all-terrain vehicles, snowmobiles, recreational and exercise equipment, agriculture equipment, construction equipment, industrial equipment, the wind energy market, military equipment and automotive aftermarkets.

The continued transformation of Carlisle into a lean enterprise is yielding positive results. With a strong management team in place to implement this strategy, our people and processes will render us a strong and successful company in 2010 and beyond.





Carlisle Construction Materials (CCM)

Manufactures a complete range of single-ply roofing and waterproofing systems focused on optimizing the performance of the building envelope. A leading innovator in the commercial and industrial roofing and waterproofing industry, CCM's expertise includes EPDM (rubber), TPO (thermal plastic) and modified bitumen-based membranes as well as high thermal polyisocyanurate and expanded polystyrene insulation products that contribute to the reduction of energy use in the "built environment."

Carlisle FoodService Products

Produces a wide range of commercial and institutional foodservice permanentware, catering equipment, meal delivery systems and disposable food containers for use in restaurants, hotels, hospitals, long-term care facilities, schools and universities, and commercial grade brushes, cleaning tools, and waste handling products for janitorial supply wholesalers and food processors.







Carlisle Interconnect Technologies

Designs and manufactures high performance wire and cable, RF/microwave connectors, avionics trays, racks, integrated subsystem and complex cable assemblies for applications in the aerospace, military and defense electronics, and test and measurement industries.

Carlisle Specialty Products

Trail King designs and builds specialized, custom heavy-haul and bulk commodity trailers, truck and trailer dump bodies, and other specialty trailers for heavy equipment dealers and contractors, specialized and commercial haulers.

Building

Value

The increasing desire of building owners to improve the energy efficiency of their buildings, combined with the millions of square feet of roofing installed by Carlisle Construction Materials, led to the creation of a new division during 2009, Carlisle Energy Services.

John W. Altmeyer
President - *Carlisle Construction Materials*



Carlisle Construction Materials





The commercial construction market endured a severe contraction in 2009, following a four-year period of unprecedented growth. Carlisle Construction Materials (CCM) experienced a 24% decline in sales during a year when our key markets were down nearly 30%. We were able to improve our operating margin from 10.3% in 2008 to 13.8% in 2009. Key drivers behind this improvement included favorable raw material pricing and aggressive cost-reductions taken in the second half of 2008 and early 2009, due in part to the discipline and tools provided by the Carlisle Operating System (COS).

All of our operations became leaner including support functions such as production planning, plant operations, transportation and customer service. Additionally, our sales channels transitioned from a new construction mindset and approach to one focused on retrofitting and restoring roofs. COS-led efficiency improvements in our Warranty Services area enabled us to offer more timely and enhanced service to our customers. More importantly, COS has resulted in a more engaged workforce where each individual can fully understand the contribution they can make to the company's success.

CCM's sales were bolstered during 2009 through the introduction of a diverse range of new products including:

- *Temporary Roofs* - made of self-adhering membrane, that keep a building water-tight while a new, permanent roof is installed, complements our focus on the reroofing market

- *Roof$ense™* - a Carlisle-developed proprietary software tool that helps roofing contractors illustrate the economic benefits of investing in additional roof insulation to building owners

- *Roof Gardens* - gaining in popularity, provide energy efficiency, enhanced stormwater management and increased useable green space

- *Rooftop Solar Photovoltaic (PV) Components* - convert solar radiation into direct current electricity and help to meet the growing demand for renewable energy sources

The increasing desire of building owners to improve the energy efficiency of their buildings, combined with the millions of square feet of roofing installed by CCM, led to the creation of a new division during 2009, Carlisle Energy Services. This new group is developing products and turnkey rooftop solar PV systems designed to generate electricity without compromising the integrity of the roofing system.

We are proud of the entire CCM team that exhibited enormous diligence and flexibility during a very challenging year. Their drive to continually improve and work towards a stronger and more efficient company will keep CCM at the forefront of the commercial construction industry in 2010 and well beyond.

John W. Altmeyer
President - *Carlisle Construction Materials*

Carlisle Engineered Transportation Solutions

Late in the fourth quarter of 2009 Carlisle established Carlisle Engineered Transportation Solutions (ETS), a fully integrated strategic operating unit which combines three of our businesses: Carlisle Tire & Wheel (CTW), Carlisle Industrial Brake & Friction (CIBF) and Carlisle Power Transmission (CPT). In many instances these businesses serve the same markets and share a common customer base. Combining these product lines will enable us to create additional value by increasing our emphasis on product development, utilizing a more efficient sales approach and leveraging all of our operations for cost efficiencies. Merging these product lines will result in ETS becoming a more strategic supplier to our customers.

2009 presented some of the toughest markets in memory for our ETS business. Sales declined 24% over the prior year. However, the Carlisle Operating System (COS) helped us leverage our operations and we were able to increase our operating margins in 2009 over the prior year.

CTW benefitted from the integration of COS principles throughout our operations. The implementation of COS allowed us to reduce inventories by $37 million, or 26%, and decrease square footage by 1.2 million square feet, or 19%, which freed up capacity to accommodate sales growth. Additionally, COS engaged our employees in the continuous improvement process and encouraged them to propose ideas that positively impacted our business, helping us dramatically improve our quality and reduce lead times. New products continue to fuel CTW's growth. In 2009, we introduced the ITP™ Baja Cross line of performance tires that have proven to be some of the most durable in the market. In addition, we launched our BlackRock™ product line, featuring steel and aluminum wheels for off-road enthusiasts. We also introduced a wide range of tire and wheel solutions for construction and agriculture markets.

CIBF launched a wide series of new products during 2009 that targeted growing markets such as military and wind energy, as well as expanding penetration in





our more traditional markets such as construction and agriculture. The military market has seen an increasing demand for additional armor on military vehicles to ensure troop safety. This has led to greater vehicle weight, putting increased stress on braking systems and leading to growth opportunities for CIBF. We also increased our global sales effort with significant investments in Europe and Asia. During 2009, CIBF completed the acquisition of Japan Power Brake (JPB) in Atsugi, Japan, which created a platform to expand our penetration of Japanese markets. The addition of JPB was a significant step in enhancing our strong focus on marketing outside of the U.S. In 2009, CIBF sales to international markets was nearly 40%.

CPT was focused on implementing COS principles throughout the year to streamline the manufacturing environment and greatly improve efficiencies. New products introduced during the year include a rotor belt used on combines, and an improved line of ATV and snowmobile belts. Professional snowmobiler Joe Parsons won two Gold Medals at the 2009 Winter X Games using a Carlisle belt on his snowmobile.

Throughout ETS, our employees are focused on continuously improving the value of the Carlisle brand by developing the best products, insuring the highest quality and providing the best customer service in the industries we serve.

Fred Sutter
President - *Carlisle Engineered Transportation Solutions*



Throughout ETS, our employees are focused on continuously improving the value of the Carlisle brand by developing the best products, insuring the highest quality and providing the best customer service in the industries we serve.

Fred Sutter
President - *Carlisle Engineered Transportation Solutions*

Arguably the most important event for CIT in 2009 was the successful first flight of the Boeing 787. These jet airliners represent significant sales growth for CIT, with each plane containing nearly $1 million in CIT wire, cable, power and grounding systems, and rack and panel structures.

John Berlin
President - *Carlisle Interconnect Technologies*



Carlisle Interconnect Technologies





Against the backdrop of a worldwide economic crisis, it was an exciting year at Carlisle Interconnect Technologies (CIT). We aggressively adopted Carlisle Operating System (COS) methodologies in all of our facilities, resulting in savings of over $4.2 million. COS is rapidly becoming the culture of CIT. Its strategic value is being realized in lower lead times and improved productivity in every aspect of our business. Our Tukwila, Washington team, that produces complex cable assemblies and integrated wired racks, primarily for the in-flight entertainment and connectivity marketplace, was an early adopter of COS and their focused efforts improved quality and productivity, reduced lead times and reduced floor space. When we acquired the Tukwila operations in 2008 it was located in two factories. COS was so successful that we were able to consolidate all of our production into one facility and exit a 24,000 square foot plant. We were very pleased with the $2.6 million in savings that the Tukwila location generated as a result of COS. This is only the beginning of our "lean journey"; we are planning on similar savings in 2010.

Arguably the most important event for CIT in 2009 was the successful first flight of the Boeing 787. These jet airliners represent significant sales growth for CIT, with each plane containing nearly $1 million in CIT wire, cable, power and grounding systems, and rack and panel structures. Deliveries of the first 787s are slated to begin in the fourth quarter of 2010 and will continue to ramp up with peak production expected to be ten planes per month by 2013. Backlog for the Boeing 787 is currently 851 jetliners, representing approximately $850 million in CIT sales. Additionally, the Airbus A380 is also entering production with each plane requiring roughly $500,000 in CIT product content. Going forward, Airbus is projecting a build rate of two planes per month beginning in 2010.

Two other significant events during the year were the acquisitions of Jerrik and Electronic Cable Specialists (ECS). Jerrik expands our military connector offerings while enlarging our presence in key markets such as unmanned aerial vehicles, one of the fastest growing segments of military aircraft. These planes are used for reconnaissance over hostile enemy territories and provide "eyes in the sky" for our troops on the ground. Jerrik also expands our capabilities in the manufacture of interconnect products for communication jamming systems used in Iraq and Afghanistan to protect our troops from roadside bombs. ECS is probably the most strategic acquisition CIT has ever made, bringing much needed design engineering capability, transforming CIT from a custom build-to-print supplier to a fully integrated design, engineering, certification and manufacturing company that will enable us to design and build products for Boeing, Airbus, Embraer, Cessna and other leading airframe manufacturers.

CIT is in a very unique position in the markets we serve and has tremendous upside potential. We are excited about global acquisition prospects that will allow us to continue to capitalize on the fragmented competitive base, expanding our product technology and geographical presence, as well as the additional cost efficiencies that COS will continue to provide.

John Berlin
President - *Carlisle Interconnect Technologies*

Carlisle FoodService Products

Carlisle FoodService Products (CFSP) was the launch site of the Carlisle Operating System (COS) in June of 2008, and this company-wide lean-based approach continues to drive improvements in every phase of our operations. In 2009, COS helped us realize $5.4 million in operational savings and allowed us to reduce plant and office square footage requirements by more than 250,000 square feet. COS also enabled us to consolidate our janitorial brush operations from facilities in Atlanta, Georgia, into our Sparta, Wisconsin, location and to eliminate a warehouse in Oklahoma City, Oklahoma. Further, the integration of COS supported an inventory reduction of $12 million during 2009. We also implemented an aggressive sourcing program that included the creation of a supply chain team and structure that resulted in purchasing savings of $2.5 million during the year.

In this tough economic climate, though our sales were down 8.5% from 2008, we outperformed the Foodservice Equipment and Supply Industry at large, in which total revenues were down 16% from 2008. And despite the impact from lower sales, we were able to increase our earnings by 19% and improve operating margins year-to-year from 7.8% to 10.1% through COS process improvements and supply chain management.

CFSP introduced a wide range of new products during 2009 which added 6% in new sales volume and mitigated the impact of lost revenue due to the economic downturn. A few examples:

- *Louis™ Tumblers* - are "NSF Listed," a strict manufacturing standard demanded by most U.S. foodservice operations from restaurant chains to long-term care facilities

- *Disposable Lids for Commercial Reusable Tumblers* - encourage foodservice providers to substitute reusable beverage ware for disposable cups and reduce the amount of plastic sent to landfills

- *Universal Pan Lids* - encourage end-user conversion to Carlisle's food pans because our lids eliminate the concern over competitive product lid fit





- *Turbo Temp™ Induction Chargers* - upgrades the current meal delivery system for healthcare operations and creates sales opportunities in the hotel market

- *Colortech™ Rotary Brush Systems* - the most cost effective method to clean floors in large indoor spaces such as airports, convention centers and grocery stores

During 2009, we established a new distribution center in China's Shanghai region to drive global sales growth in Asia and to serve as an export consolidation point to the U.S. and European markets. Also, production began at our new injection molding and brush manufacturing factory in Changzhou, China, to expand worldwide sales and to sustain our competitive position in the region. We discontinued our redistributor program in China in favor of a Carlisle-owned and operated direct sales and distribution operation.

In 2010, we will be introducing over 200 new products in some of our fastest growing product categories such as waste handling, buffet and deli service, and healthcare. We are also launching a completely redesigned line of rotationally-molded food transport products used in off-site catering operations.

Our employees have done a tremendous job integrating and applying COS strategies and maximizing their effectiveness in our operations. Each and every team member understands Carlisle's strategic objectives and their role in meeting our company's goals.

Dave Shannon
President - *Carlisle FoodService Products*

Carlisle FoodService introduced a wide range of new products during 2009 which added 6% in new sales volume and mitigated the impact of lost revenue due to the economic downturn.



Dave Shannon
President - *Carlisle FoodService Products*

We are focused on growing Trail King's position as a market leader and will utilize COS, innovation and talent management to deliver the best products and services to our customers, provide our employees with development opportunities and create value for Carlisle shareholders.

Carol P. Lowe
President - *Trail King Industries*



Carlisle Specialty Products




OVERSIZE LOAD

2009 was a year of significant challenges and accomplishments for Trail King Industries in our Specialty Products segment. We entered 2009 facing extreme headwinds from the global economic crisis. The North American heavy equipment market experienced record low levels of demand with the trailer industry posting its weakest sales volumes since the mid-1970s. With Trail King's sales down 64%, we made the very difficult decision to close our Brookville, Pennsylvania, operation. By the end of October 2009, all of Brookville's aluminum production was consolidated into our West Fargo, North Dakota, operation and the steel production was consolidated into our Mitchell, South Dakota, operation.

Despite these unprecedented challenges, the Trail King team can look back on 2009 with a well-earned sense of pride and achievement. Our most significant accomplishment during the year was the introduction and implementation of the Carlisle Operating System (COS) across all levels and functions of the company. The employees of Trail King entered our "lean journey" with exuberance and high expectations. COS has driven efficiency improvements of up to 30% in our manufacturing operations. COS was also a key driver in the 60% reduction in our inventories. COS will enable Trail King to accelerate its growth and improve profitability as the economy improves. We truly understand that "lean is not a cost reduction program ...lean is about leveraging operational improvements to grow market share and earnings."

COS is becoming an increasingly valuable competitive tool to ensure that Trail King will remain the market leader in specialized heavy-haul trailers. For example, in 2010 we will be improving lead times and minimizing capital investment by implementing mixed-model flow lines. COS strategies are also enabling us to improve the safety of our employees and provide them with a more organized work environment.

In 2009, Trail King implemented a new product development and launch process that will reduce our new product design and market introduction timeline by no less than 50%. In 2010, we will introduce a new modular trailer to the Trail King portfolio, a trailer that will go from concept to use in less than ten months.

Throughout 2009 we made significant strides in enhancing our talent pool. We added to our already strong team by recruiting resources for engineering, sales and supply chain management. We also began implementation of the Carlisle Employee Development Process which allows our employees and managers to utilize an online performance management system to establish and monitor performance goals. We have rolled out a new competency appraisal process and will implement career development plans aligned with experiential training programs. We recognize that in a truly lean organization, all our employees are leaders.

While 2009 proved to be one of the most challenging years ever for Trail King, it was also a year of great accomplishments. We are focused on growing Trail King's position as a market leader and will utilize COS, innovation and talent management to deliver the best products and services to our customers, provide our employees with development opportunities and create value for the Carlisle shareholder.

Carol P. Lowe

President - *Trail King Industries*

Meet the People at Carlisle Who Make It All Happen

Throughout this report you've been able to see some of the great stuff we make, read about our accomplishments and learn of our plans to build an even better Carlisle. Now we are proud to introduce you to some of the great people who make it all happen. Here are a few of our employees using some of the products we make. Their smiling faces come from every one of our companies and from our locations around the world. They are representative of the great team of individuals who add value to Carlisle every day.












CARLISLE
Industrial Brake & Friction

The Faces of Carlisle
























TRAIL KING
TRAIL KING
TRAIL KING

Corporate Information

Board of Directors

Robin J. Adams (a) (e)
Executive Vice President, Chief Financial Officer and Chief Administrative Officer, BorgWarner Inc.

Robert G. Bohn (b) (e)
Chairman, President and Chief Executive Officer, Oshkosh Corporation

Donald G. Calder (a) (c) (d)
President, G.L. Ohrstrom & Co., Inc.

Robin S. Callahan (a) (b) (d)
Past General Manager, Distribution and Marketing, International Business Machines Corporation

Paul J. Choquette, Jr. (b) (d) (e)
Vice Chairman, Gilbane, Inc.

Terry D. Growcock (b) (c) (e)
Former Chairman, President and Chief Executive Officer, The Manitowac Company

Stephen P. Munn (d)
Lead Director
Former Chairman, President and Chief Executive Officer, Carlisle Companies Incorporated

Gregg A. Ostrander (a) (b)
Executive Chairman, Michael Foods, Inc.

David A. Roberts (d)
Chairman, President and Chief Executive Officer, Carlisle Companies Incorporated

Lawrence A. Sala (a) (c) (d)
Chairman, President and Chief Executive Officer, Anaren, Inc.

Magalen C. Webert (c) (e)
Investor in various corporations

(a) Member of Audit Committee
(b) Member of Compensation Committee
(c) Member of Corporate Governance and Nominating Committee
(d) Member of Executive Committee
(e) Member of Pension and Benefits Committee

Officers

David A. Roberts
Chairman, President and Chief Executive Officer

John W. Altmeyer
President, Carlisle Construction Materials

John E. Berlin
President, Carlisle Interconnect Technologies

Steven J. Ford
Vice President, Chief Financial Officer, Secretary and General Counsel

Kevin G. Forster
President, Asia Pacific

D. Christian Koch
President, Carlisle Industrial Brake & Friction

Carol P. Lowe
President, Trail King Industries

Scott C. Selbach
Vice President, Corporate Development

David M. Shannon
President, Carlisle FoodService Products

Charles D. Siczek
Controller and Chief Accounting Officer

Fred A. Sutter
President, Carlisle Engineered Transportation Solutions

Michael D. Voigt
Vice President, Carlisle Operating System

Investor Information

Annual Meeting:
Friday, May 14, 2010, at 12:00 noon (Central) at the Company's offices located at 5300 West Franklin Drive, Franklin, Wisconsin 53132

10-K Reports:
Are available online from the SEC, by written request to the Secretary, or at www.carlisle.com

Change of Address, Dividend Checks, Lost Certificates and Ownership Transfers:
Contact the Registrar, Transfer and Dividend Disbursing Agent for the Company: Computershare Investor Services, LLC, 2 North LaSalle, Chicago, Illinois 60602, 1.800.897.9071 or via the Internet: www.us.computershare.com

Exchange Listing:
The Company's ticker symbol on the New York Stock Exchange is CSL.

Shareholder Services:
1.800.897.9071

Website:
www.carlisle.com

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

CARLISLE

Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277
T 704 501 1100

www.carlisle.com


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